NewsRelease

2.7 billion cubic feet per day of New Contracts Leads to
$570 million NGTL System Expansion

CALGARY, Alberta – November 16, 2015 – TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) announced today that its wholly-owned subsidiary, NOVA Gas Transmission Ltd. (NGTL), has signed contracts for approximately 2.7 billion cubic feet per day (Bcf/d) of new firm natural gas transportation service that will require a $570 million system expansion for 2018.

“Our NGTL System is sitting on top of extensive natural gas supplies, making it well-positioned to unlock the resource and reliably and efficiently link it to growing markets,” said Russ Girling, TransCanada's president and chief executive officer. “The system has been operating at capacity, and more capacity is needed in these key areas that support the growth of the prolific gas resource in the Western Sedimentary Basin.”

Significant growth in unconventional natural gas supplies in northwestern Alberta and northeastern British Columbia are the primary driver for these new contracts, coupled with continued growth in market demand.

“Capturing these incremental volumes and constructing the new facilities will ensure NGTL can continue to efficiently and competitively meet the future natural gas transportation needs of our customers,” added Girling. “The expansion of the NGTL System is an important part of TransCanada's industry leading $48 billion capital growth plan that includes $23 billion of new natural gas pipelines.”

The 2018 expansion program will increase the overall investment on the NGTL System beyond the already announced $7.5 billion of projects. Approximately $2.8 billion of these projects have received regulatory approval, with $800 million under construction, and an additional $1.7 billion of facilities are under regulatory review.

The 2018 expansion includes multiple projects that total 88 kilometres (55 miles) of 20- to 48-inch diameter pipeline, one new compressor, approximately 35 new and expanded meter stations and other associated facilities. Applications to construct and operate the various components of the 2018 expansion program will be filed with the National Energy Board between the second quarter of 2016 and the fourth quarter of 2016. Subject to regulatory approvals, construction is expected to start in 2017, with all facilities expected to be in service in 2018.

The 2018 NGTL expansion program represents the minimum system additions required to meet current contracts. Additional expansions may be required following a full assessment of our aggregate system requirements to be completed by the end of 2015.

With more than 65 years' experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and liquids pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 68,000 kilometres (42,100 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with 368 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns or has interests in over 10,900 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest liquids delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. Visit TransCanada.com and our blog to learn more, or connect with us on social media and 3BL Media.
FORWARD LOOKING INFORMATION
This publication contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management's assessment of TransCanada's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the Quarterly Report to Shareholders dated November 2, 2015 and 2014 Annual Report filed under TransCanada's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

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